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                                                                    Exhibit 99.1

FOR IMMEDIATE RELEASE                                WEDNESDAY, OCTOBER 10, 2001



                      CELESTICA COMPLETES OMNI ACQUISITION

TORONTO, Ontario - Celestica Inc. (NYSE, TSE: CLS), a world leader in electronics manufacturing services (EMS), announced today that it has completed its acquisition of Omni Industries Limited (Omni) (SES: OMNI.SI), a diversified Asian electronics manufacturing services provider headquartered in Singapore.

In consideration for the acquisition, Celestica will issue to Omni shareholders approximately 9.2 million subordinate voting shares and will pay cash consideration totaling approximately US$475 million.



ABOUT CELESTICA
Celestica is a world leader in electronics manufacturing services (EMS) for industry-leading original equipment manufacturers (OEMs). With facilities in North America, Europe, Asia and Latin America, Celestica provides a broad range of services including design, prototyping, assembly, testing, product assurance, supply chain management, worldwide distribution and after-sales service.

For further information on Celestica, visit its website at HTTP://WWW.CELESTICA.COM. The company's security filings can also be accessed at HTTP://WWW.SEDAR.COM and HTTP://WWW.SEC.GOV.



CELESTICA SAFE HARBOUR AND FAIR DISCLOSURE STATEMENT
STATEMENTS CONTAINED IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL FACTS ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE RISK AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN THE FORWARD-LOOKING STATEMENTS. AMONG THE KEY FACTORS THAT COULD CAUSE SUCH DIFFERENCES ARE: THE LEVEL OF OVERALL GROWTH IN THE ELECTRONICS MANUFACTURING SERVICES (EMS) INDUSTRY; LOWER-THAN-EXPECTED CUSTOMER DEMAND; COMPONENT CONSTRAINTS; VARIABILITY OF OPERATING RESULTS AMONG PERIODS; DEPENDENCE ON THE COMPUTER AND COMMUNICATIONS INDUSTRIES; DEPENDENCE ON A LIMITED NUMBER OF CUSTOMERS; AND THE ABILITY TO MANAGE EXPANSION, CONSOLIDATION AND THE INTEGRATION OF ACQUIRED BUSINESSES. THESE AND OTHER FACTORS ARE DISCUSSED IN THE COMPANY'S VARIOUS PUBLIC FILINGS AT HTTP://WWW.SEDAR.COM AND HTTP://WWW.SEC.GOV

AS OF ITS DATE, THIS PRESS RELEASE CONTAINS ANY MATERIAL INFORMATION ASSOCIATED WITH THIS EVENT.


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CELESTICA CONTACT:
Laurie Flanagan
Corporate Communications
(416) 448-2200
MEDIA@CELESTICA.COM